[redacted]

11016530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 51687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DZ Financial Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer **212-745-1600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, 5th floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DZ Financial Markets LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. Summerer
Signature

PRESIDENT
Title

Kathleen Weber
Notary Public

KATHLEEN WEBER
Notary Public, State of New York
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Board of Directors and Member
DZ Financial Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2011

DZ Financial Markets LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and Cash Equivalents	$ 9,668,767
Interest Receivable	81
Total assets	$ 9,668,848
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to Parent	$ 287,219
Accounts payable and accrued expenses	160,049
Total liabilities	447,268
Commitments and Contingencies	
Member's Equity	9,221,580
Total liabilities and member's equity	$ 9,668,848

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Organization

DZ Financial Markets LLC (the "Company") is a wholly owned subsidiary of DZ BANK AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies that intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Furniture, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization.

The Company is a single-member limited liability company ("LLC") that has elected to be a disregarded entity for federal and state income tax purposes. As such, the results of operations are included on the income tax return of its Parent, which is responsible for all income taxes.

As an LLC, the Company's taxable income or loss is allocated to its Parent, the sole member of the Company. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements in order to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2006.

Note 2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In January 2010, the FASB issued an amendment, *Fair Value Measurements and Disclosures - Improving Disclosures About Fair Value Measurements* ("ASU 2010-06"), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes. The new disclosures and clarifications of existing disclosures are effective for the Company for the year ended December 31, 2010, except for the disclosures included in the rollforward of activity for Level 3 fair value measurements, for which the effective date for the Company will be the year ending December 31, 2011, and for interim periods within that fiscal year. The adoption of this guidance did not have a material effect on the Company's financial statements.

Note 3. Property and Equipment

Property and equipment is summarized as follows:

Furniture, equipment and leashold improvements	$	14,852
Less accumulated depreciation		(14,852)
Property and equipment, net	$	-

Note 4. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $287,219 are recorded as payable to Parent on the statement of financial condition.

The Company participates in a health plan with the Parent.

Note 5. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Note 5. Fair Value Measurements (Continued)

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include certificates of deposit, term deposits, corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Certificates of deposit	$ 9,500,000	$ -	$ 9,500,000	$ -
Total assets	$ 9,500,000	$ -	$ 9,500,000	$ -

Note 6. Commitments and Contingencies

In accordance with FASB ASC 540, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2010, the Company believes that no liability has been incurred and no accrual is necessary.

The Company is subject to a purported class action arising out of the issuance of various securities by a counterparty to a securities underwriting ("counterparty") that is currently pending in the U.S. District Court for the Southern District of New York (the "Action"). The complaint in the Action alleges that the Company underwrote, along with others, two offerings of the counterparty notes in September 2007. In addition to the Company, several other purported underwriters are named as defendants in the Third Amended Complaint (the "Amended Complaint"). On June 4, 2010, the Company and the other defendants filed a motion to dismiss all claims in the Amended Complaint against the defendant underwriters. That motion was fully briefed as of July 13, 2010, and the court has not yet set any date for oral argument.

Note 6. Commitments and Contingencies (Continued)

The Company is also subject to an individual action arising out of the issuance of securities by the aforementioned counterparty that is currently pending in the U.S. District Court for the Northern District of California (the "California Action"). The California Action asserts claims under Sections 11 and 12 of the Securities Act against the Company and other underwriters based on the same September 2007 offering of counterparty notes that is at issue in the aforementioned Action. The California Action also names several other purported underwriters as defendants.

These matters are in preliminary stages and we are unable at this time to evaluate the likelihood of an unfavorable outcome or estimate the range of potential loss. The Company believes that is has meritorious defenses and is vigorously contesting this action.

Note 7. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2010, the Company had net capital and excess net capital of $9,204,335 and $9,104,335, respectively. The ratio of aggregate indebtedness to net capital was approximately .05 to 1.

Note 8. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through February 25, 2011, the date the financial statements were available to be issued.

DZ Financial Markets LLC

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.